United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale plans to reopen notes due 2026

Rio de Janeiro, February 6, 2017 – Vale S.A. (Vale) hereby announces that it plans to offer through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas) 6.250% notes due 2026 guaranteed by Vale. Vale intends to apply the net proceeds from the offering toward the redemption price of Vale’s €750,000,000 4.375% notes due 2018, which mature in March 2018, and otherwise for general corporate purposes.

The notes will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guarantees will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Banco Bradesco BBI S.A., BB Securities Ltd., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Santander Investment Securities Inc. are acting as joint lead managers and joint bookrunners.

The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the U.S. Securities Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at +1 (866) 846-2874, MUFG Securities Americas Inc. at +1 (877) 649-6848 or Santander Investment Securities Inc. at +1 (855) 403-3636 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367 5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.

Pursuant to SEC disclosure requirements for this offering, we filed today a current report on Form 6-K in which we discuss certain recent developments since September 30, 2016. We will announce our results for the fourth quarter of 2016 and the full year 2016 on February23, 2017. Our results will be affected by a variety of factors, including improved prices for iron ore, trends in prices for our other products and the impact of changing exchange rates. In addition, we expect to recognize impairments (with no cash effect) in our fertilizers segment, with an impact in our results of approximately US$1.2 billion after tax, resulting from the agreement to sell certain assets for US$2.5 billion announced in December 2016. Also, as a result of a lower price outlook for certain products, we expect to recognize additional impairments (with no cash effect) in our base metals operations in Vale Newfoundland and Labrador (VNL) and in New Caledonia (VNC). We have not yet finally determined the amount of these impairments in VNL and VNC, but based on our current estimates we expect it to be significantly less than the impairment recognized on these assets in 2015. As of the date of this Form 6-K we have not completed our closing and review procedures, the preparation of our financial statements, or our assessment of internal control over financial reporting, and our auditors have not completed their audit of our financial statements.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date February 06, 2017	By:	/s/ André Figueiredo
Director of Investor Relations